Exhibit 99.2

Tuya to Report Second Quarter 2025 Financial Results on August 26, 2025 Eastern Time

SANTA CLARA, Calif., August 11, 2025 -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced that it will report its second quarter 2025 unaudited financial results after the market closes on Tuesday, August 26, 2025.

Tuya's management will hold a conference call at 08:30 P.M. Eastern Time on Tuesday, August 26, 2025 (08:30 A.M. Hong Kong Time on Wednesday, August 27, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/rq8kdw3a

Participants Call Registration: https://register-conf.media-server.com/register/BI3986123fbddc4ca5a85f960960afdf30

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com/.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AIoT developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com